Securities and Exchange Commission

Washington, D.C. 20549

In the Matter of

Comstock Funds, Inc.

One Corporate Center

Rye, New York 10580-1422

File No. 811-05502

Amendment No. 3

Application Pursuant to Section 8(f) of the Investment Company Act of 1940 for an Order Declaring that the Applicant has Ceased to be an Investment Company

Communications regarding this Application should be addressed to:

Michael R. Rosella, Esq.

Vadim Avdeychik, Esq.

Paul Hastings LLP

200 Park Avenue

New York, NY 10166

mikerosella@paulhastings.com

vadimavdeychik@paulhastings.com

I.	NATURE OF THE RELIEF SOUGHT BY THE APPLICANT

Comstock Funds, Inc. (the “Company” or “Applicant”) seeks an order pursuant to Section 8(f) of the Investment Company Act of 1940, as amended (the “Act” or the “1940 Act”), declaring that the Applicant has ceased to be an investment company under the Act (the “Order”).

II.	Background

The Company is an open-end management investment company registered under the Act, and currently consists of one portfolio: the Comstock Capital Value Fund (the “Fund”). The Company was incorporated under the laws of the State of Maryland on March 14, 1988, as Comstock Partners Strategy Fund, Inc., and commenced operations in May of 1988 as a non-diversified, closed-end investment company. The Company converted to an open-end investment company effective as of August 1, 1991. On February 8, 1996, the Company changed its name to Comstock Partners Funds, Inc. and adopted a series fund structure. A series fund is an open-end investment company that has the ability to issue different series of shares representing interests in separate mutual fund portfolios.

In that connection, the Capital Value Fund was organized as a new portfolio of the Company. On July 25, 1996, the Capital Value Fund acquired all of the assets, subject to the liabilities (whether contingent or otherwise) of the Dreyfus Capital Value Fund, Inc. in exchange for shares in the Capital Value Fund (the “Reorganization”). The Capital Value Fund commenced operations upon the consummation of the Reorganization. On May 22, 2000, (i) the Company changed its name to Gabelli Comstock Funds, Inc. and (ii) Comstock Partners Capital Value Fund was renamed Gabelli Comstock Capital Value Fund. On August 3, 2000, (i) the Company changed its name to Comstock Funds, Inc. and (ii) Gabelli Comstock Capital Value Fund was renamed Comstock Capital Value Fund.

The Company is authorized to issue 125,000,000 shares of common stock, with a par value of 0.001 per share. As of October 31, 2020, 1,072,151 shares of common stock were outstanding. The Company does not have any other securities outstanding.

At a special meeting of shareholders of the Fund held on November 6, 2019 (“Special Meeting”), the shareholders approved: an amendment of the charter of the Company to convert all outstanding shares of the Fund into a single new class of common stock (the “Amendment Proposal”); a proposal to change the Company’s business from an investment company investing primarily in equity and debt securities, money market instruments, and derivatives to an operating company that would own and operate operating businesses (“Conversion Proposal”); and an Agreement and Plan of Reorganization, between the Company and New Comstock, Inc., a Delaware corporation (“New Comstock”) (the “Reorganization Proposal” and together with the Amendment Proposal and the Conversion Proposal, the “Proposals”); and the transactions contemplated thereby, including, among other things, (1) transfer by the Fund of all of its assets to New Comstock (which was established solely for the purpose of acquiring those assets) in exchange solely for shares in New Comstock and New Comstock’s assumption of all of the Fund’s liabilities, (2) distributing those shares pro rata to the Fund’s shareholders in exchange for their shares of common stock therein and in complete liquidation thereof, and (3) liquidating and dissolving the Fund (collectively, the “Reorganization”).

As a result of the Reorganization, shareholders of the Fund would become shareholders of New Comstock. The Reorganization is expected to occur shortly after the Securities and Exchange Commission (the “Commission” or the “SEC”) issues the Order.

Following shareholder approval of the Proposals, the Company’s management began to implement the Conversion Proposal through converting the Fund’s portfolio to cash items and government securities.1 As a result of these efforts, the Company is no longer holding itself out as being an investment company. In this respect, the Company filed a supplement pursuant to Rule 4972 under the Securities Act of 1933, as amended (“1933 Act”), noting, among other things, that: effective as of the close of business on November 6, 2019, the Fund will no longer accept purchases and existing shareholders of the Fund would be allowed to redeem their shares at net asset value of the Fund until the Company obtained the requested Order and reorganized into New Comstock; and that by November 8, 2019, the Fund would complete the conversion of its holdings to cash and cash equivalents and as of such date, the Fund would no longer hold itself out as an investment company and would solely maintain its cash and cash equivalent positions until it received the requested Order.

1 Section 3(a)(1)(C) defines an investment company, in part as an issuer that holds Investment Securities with a value exceeding 40 percent of its total assets, exclusive of government securities and cash items. While the 1940 Act does not define cash items, the Commission has stated that, for purposes of Rule 3a-1 under the 1940 Act, cash items generally would include “cash, coins, paper currency, demand deposits with banks, cashier checks, certified checks, bank drafts, money orders, traveler’s checks and letters of credit.” See Certain Prima Facie Investment Companies, 1940 Act Release No. 10937 (Nov. 13, 1979) (hereinafter “Rule 3a-1 Proposing Release”). In addition, other financial instruments may also be deemed to be cash items. For example, in one instance, a court held that certain certificates of deposit were cash items. See SEC v. Fifth Avenue Coach Lines Inc., 435 F.2d 510 (2d Cir. 1970).

2 Comstock Fund, Inc., Form 497 (Accession No. 0001193125-19-286009), (November 6, 2019).

The Fund will solely maintain its cash items and government securities positions until the Order is granted. As a result of these efforts, the Company holds itself out as holding cash items and government securities, pending issuance of the Order.

Applicant states that it is not currently a party to any litigation or administrative proceeding and has timely complied with its obligations to file annual and other reports with the Commission.

III.	ACTION REGARDING DEREGISTRATION

A.	Historical Development

As discussed above, the Company was incorporated in Maryland and is registered under the Act as an open-end management investment company. As a registered investment company, the Fund’s investment objective is to maximize total return, consisting of capital appreciation and current income. Prior to the implementation of the Conversion Proposal, the Fund pursued its investment objective by investing in equity and debt securities, money market instruments, and derivatives.

In the Fall of 2018, the board of directors of the Company (the “Board”) began to consider the Proposals. On November 14, 2018, after careful analysis of the Proposals, the Board, unanimously, approved the Proposals and determined that it would be in the best interest of the Company to submit the Proposals for shareholder vote.

On or about September 12, 2019, the Company mailed the proxy statement to shareholders of record its Proxy Statement for a Special Meeting of Shareholders (the “Proxy Statement”).

The Proxy Statement informed shareholders that if they were to approve the Proposals, New Comstock would seek to acquire one or more operating businesses in which it would hold at least a majority voting interest, and that may provide income or an increase in value, that when sold, may be available to be offset by the accumulated capital loss carryforwards. The Board concluded that such investments may provide an opportunity to generate shareholder value by utilizing the accumulated capital loss carryforwards and would further the interests of Fund shareholders. Once the Order is granted, the Company would terminate the investment advisory agreement with its investment manager, Gabelli Funds, LLC (the “Investment Manager”), reorganize into New Comstock and become internally managed by New Comstock’s management team and the board of directors of New Comstock (“New Comstock Board”).

The Proxy Statement set forth certain risk factors to existing shareholders associated with the approval of the Conversion Proposal, including the fact that, after deregistering as a registered investment company, the shareholders would not be afforded certain regulatory protections under the Act, including those that require: restrictions on borrowing and issuing senior securities; prohibition of certain transactions with affiliates; filing of a registration statement containing fundamental investment policies and seeking shareholder approval of changes to such policies; banks or broker dealers to maintain custody of assets; and fidelity bonding. The shares of New Comstock are expected to be quoted on the OTC Bulletin Board and in the “pink sheets” by OTC Markets Group Inc. (formerly Pink Sheets LLC).

B.	Public Representation Policy

The Company announced on November 21, 2018 that the Board approved calling a special meeting of shareholders to change the nature of the Fund’s business from an open-end management investment company registered under the 1940 Act to an operating company, and to deregister as a registered investment company with the Commission. Furthermore, following shareholder approval of Proposals, the Company once again announced the Company’s intent to begin converting the Fund’s portfolio to cash and for New Comstock to begin identifying investment opportunities in operating businesses. By November 8, 2019, the Fund converted its then current holdings to cash items and government securities. Thus, while the Company and the Fund are required under the Act to state in the financial statements that they are a registered investment company, Company’s periodic reports to shareholders indicate and press releases have indicated that the Company is implementing the Conversion Proposal pursuant to representations in the Proxy Statement and supplements filed pursuant to Rule 497(e) under the 1933 Act.

C.	Activities of Officers and Directors

Since the shareholder approval of the Proposals, the officers and directors of the Company commenced the conversion of the portfolio of the Fund to cash, cash equivalents and government securities and have caused the Fund to cease holding itself out to the public as an investment company. Consistent with the Conversion Proposal, the Fund will maintain its current investment in cash items and government securities pending issuance of the Order. The Company’s officers and directors will continue to focus on preserving the assets of the Fund in cash items and government securities and maintaining a public profile that the Company has ceased operations as an investment company until such time as the Order is issued and the operating business of New Comstock has commenced. Upon deregistering as an investment company, which will be the final step in implementing the Proposals, Applicant represents that it will issue a press release to shareholders indicating that it is no longer a registered investment company and will cease indicating in its financial statements that it is a registered investment company.

New Comstock’s internal management team has begun exploring appropriate investment opportunities that they believe can achieve the goal of the Conversion Proposal. These management individuals are all also officers of the Investment Manager or its affiliates and have significant experience in identifying and reviewing investment opportunities.

New Comstock is internally managed by an operating group, which consists of Daniel M. Miller, and Kevin Handwerker. In his capacity as Chief Executive Officer, Mr. Miller manages all aspects of New Comstock’s operations including identification and analysis of suitable investment opportunities and along with Mr. Handwerker, identification of potential acquisition targets, due diligence on potential acquisition targets and negotiation of deal terms with potential acquisition targets. Messrs. Miller and Handwerker will fulfill the management responsibilities for New Comstock. Neither Messrs. Miller nor Handwerker are officers or directors of the Company.

In addition, the New Comstock Board provides oversight of the operations. Mario J. Gabelli is a member of the Board and will be involved in the operation of New Comstock. Mario J. Gabelli is the Chairman and Chief Executive Officer of GAMCO Investors, Inc., the firm he founded in 1977. Mr. Gabelli also serves as the Executive Chairman of Associated Capital Group, Inc. (“ACG”), a publicly traded, Delaware corporation that provides alternative investment management, institutional research and underwriting services. In addition, ACG derives investment income/(loss) from proprietary trading of cash and other assets awaiting deployment in operating businesses. Mr. Gabelli has extensive experience in investing in operating businesses and running an operating company through his role as the Chairman of ACG. Furthermore, Mr. Gabelli also serves as the Chairman and Chief Executive Officer of LICT Corporation (“LICT”). LICT, together with its subsidiaries, is an integrated provider of broadband and voice services.

New Comstock will be engaged primarily in acquiring at least a majority voting interest in one or more operating businesses with the view of long-term ownership and for purposes of providing meaningful management and related services to such operating companies. New Comstock’s management group anticipates relying on its core investment competency by focusing on those operating businesses where they have significant connection and access to opportunities. These companies will likely include small companies, in the (i) telephone; (ii) industrial consumer and (iii) specialty electronics sectors. All three of these sectors are investment areas that are well known to be in the core competency of the management team and are areas where the internal management group will have access to sufficient opportunities for investment by New Comstock. The management team believes these sectors also contain the kinds of companies that can enable New Comstock to achieve its stated goals. The proposed targets will have operating teams in place such that the internal management of New Comstock, after identifying and executing on the investment, will maintain an oversight role over those companies. However, New Comstock’s management team, in concert with the management teams of the acquired companies, will operate the businesses and thus, New Comstock will not be a passive investor in these companies.

Since the goal of the Conversion Proposal is to attempt to generate capital gains that can be utilized and offset by the loss carryforwards of the Fund, it anticipated that New Comstock will maintain these investments until such time as it can generate and recognize capital gains from these investments. Also during this period, the New Comstock Board will support and oversee the efforts of the internal management team in identifying investment opportunities, overseeing the execution of the investment and approving and working with the internal management team on the timing of future sales of these investments. It is anticipated that once sufficient gains are realized that can absorb available capital loss carryforwards, the New Comstock Board will elect to liquidate and dissolve New Comstock and distribute all remaining proceeds to the then current shareholders. While the expected timeframe for this to be accomplished will be a function of many factors, currently it is expected that this process will take over two years to complete.

New Comstock will make investments so as not to qualify as an investment company under the 1940 Act. New Comstock will be a “shell company” as defined in Rule 405 of Regulation C (and will so indicate on the facing page of its Form 10-K and Form 10-Q reports), and if in the future it files a registration statement with respect of a primary offering, New Comstock will assess the applicability of Rule 419 under the Securities Exchange Act of 1934 and will comply with the provisions thereof if applicable.

D.	Fund’s Present Assets

As of December 11, 2019, through the date hereof, the Fund’s assets were comprised of cash items and government securities. Specifically, as of December 11, 2019, through the date hereof, the Fund’s cash items and government securities represented 100% of the Fund’s total assets. Also, as of December 11, 2019, through the date hereof, the Fund’s holdings of Investment Securities (as defined in the Act) represented 0% of the Fund’s total assets, exclusive of “Government securities” (as defined in the 1940 Act) and “cash items” (as that term has been interpreted for purposes of Section 3(a)(1)(C) of the 1940 Act), on an unconsolidated basis.

E.	Applicant’s Present Income

Pending issuance of the Order, the Fund will earn any income from its holdings of cash items and government securities and the Company will derive no income from Investment Securities. For the period beginning November 9, 2019 through December 31, 2019, the Fund derived 100% of its income from government securities. For the period beginning January 1, 2020 to the date hereof, the Fund derived 100% of its income from government securities.

IV.	FEDERAL TAX CONSIDERATIONS

It is anticipated that deregistration will have no unfavorable tax consequences to the Fund or its shareholders.

If the Order is granted, the Company will reorganize with and into New Comstock. The reorganization is intended to qualify as a tax-free reorganization under section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the “Code”), and the U.S. federal income tax consequences summarized below assume that the Reorganization will so qualify.

The Company has received an opinion of tax counsel to the effect that the reorganization will be treated for U. S. federal income tax purposes as a reorganization under section 368(a)(1)(F) of the Code and that each of the Company and New Comstock is a party to a reorganization within the meaning of section 368(b) of the Code.

Neither the Company nor New Comstock will recognize gain or loss as a result of the Reorganization. The Company received an opinion of tax counsel that the Company shareholders will not recognize gain or loss upon the exchange of shares for New Comstock common stock, except with respect to cash received in lieu of fractional shares of New Comstock. The initial tax basis of New Comstock common stock received by a shareholder pursuant to the Reorganization will be equal to such shareholder’s adjusted tax basis in the shares of Company common stock being exchanged pursuant to the Reorganization (reduced by the amount of any tax basis allocable to a fractional share of New Comstock common stock for which cash is received).

The holding period of New Comstock common stock received by a shareholder pursuant to the Reorganization will include the shareholder’s holding period with respect to the shares of the Company common stock being exchanged pursuant to the Reorganization.

Taxation as a C-corporation

Upon deregistration and once reorganized into New Comstock, the Company would cease to be taxed as a RIC and instead would be taxed as a C-corporation.

If taxed as a C-corporation for federal income tax purposes, the Company’s total net income would be subject to federal taxation at the corporate level at the current federal tax rate of 21%. To the extent that such income is distributed to shareholders, these distributions may also be subject to taxation at the shareholder level as ordinary income (generally, dividends; however, distributions would be taxed at the long-term capital gains rate if such distributions constitute “qualified dividend income” as defined in the Code and certain holding periods and other requirements are met) or as long-term capital gains (if a return of capital exceeds the shareholder’s tax basis on shares held for longer than one year) and New Comstock gets no deduction for such distributions. In addition, once the Company ceases to be taxed as a RIC, it may become subject to certain state and local taxes to which it is not currently subject.

In addition, as a RIC, the Company is required to distribute substantially all of its income each year to shareholders. After the Company ceases to be taxed as a RIC, it will no longer be subject to this requirement, and the determination of whether to make distributions, if any, to shareholders will be made by the Board. Although no determination has yet been made as to New Comstock’s distribution policy, it is likely that the New Comstock Board will determine that all of New Comstock’s working capital is required for its operations and that, accordingly, no distributions should be made for the foreseeable future. In that event, and for so long as such policy is in place, shareholders would receive no current income from their investment in New Comstock.

Upon a sale or exchange of shares of New Comstock, a shareholder will realize a taxable gain or loss depending upon the basis in the shares. Such gain or loss will be long term if a shareholder’s holding period for the shares is more than twelve months.

V.	APPLICABLE STATUTORY PROVISIONS

Because the Company no longer is, proposes, or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities within the meaning of Section 3(a)(1)(A) of the Act, and no longer owns or proposes to acquire Investment Securities having a value exceeding forty percent (40%) of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis as contemplated by Section 3(a)(1)(C) of the Act, the Company has ceased to be an investment company within the meaning of Section 3 of the Act. Accordingly, Applicant hereby requests that the Commission issue an order pursuant to Section 8(f) of the Act declaring that the Applicant has ceased to be an investment company.

Applicant is Not a Section 3(a)(1)(A) Investment Company

The Company is no longer an investment company as defined in Section 3(a)(1)(A) of the Act, which provides that an “investment company means any issuer which . . . is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.” The Commission and courts have generally referred to the following factors in determining whether an issuer is primarily engaged in the business of investing and reinvesting in securities under Section 3(a)(1)(A): (i) the company’s historical development; (ii) its public representations of policy; (iii) the activity of its officers and directors; (iv) the nature of its present assets; and (v) the sources of its present income. While these factors were developed primarily in analyses under Section 3(b)(2) of the Act, they are equally applicable to analyses under Section 3(a)(1)(A).

With respect to factors (i) and (ii), the Company has clearly and consistently indicated to the public and its shareholders its intention to become an operating company and cease being a registered investment company and will continue to do so with each public financial report and press release and its website.

Furthermore, we do not believe that New Comstock’s disclosure rises to the level of New Comstock holding itself out as an investment company and similarly, we do not believe that New Comstock is in fact holding itself out as an investment company. The prospectus for New Comstock states that it was established for the sole purpose of acquiring the Fund’s assets and continuing the Fund’s business. However, the Fund’s assets currently consist of cash items and government securities and the Fund currently has no business, it is simply being maintained while it waits for the Commission to grant the requested Order. In further support of this, the shareholders of the Fund approved the proposal to change the nature of the Fund’s business from an open-end management investment company registered under the Act to that of an operating company. Further, as evidenced by the Proxy Statement, the Company’s registration statement and the Company’s numerous press releases and supplements to its registration statement, the Company and New Comstock have clearly articulated to the shareholders of the Fund and any potential new investors in New Comstock that once the Commission issues the Order, New Comstock will be engaged primarily in acquiring at least a majority voting interest in one or more operating businesses with the view of long-term ownership and for purposes of providing meaningful management and related services to such operating companies. Thus, New Comstock investors would not confuse its representations or activities with that of a traditional investment company.

With respect to factor (iii), the officers of New Comstock, with the assistance of the New Comstock Board, have begun working on identifying operating company investments. With respect to the Company, the Board and the Company’s officers are maintaining the assets of the Fund in cash items and government securities and providing other administrative services to the Fund pending issuance of the Order.

With respect to factors (iv) and (v), less than 40% of the value of Fund’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis are invested in Investment Securities and less than 40% of Fund’s income is derived from Investment Securities. As previously noted, the Fund’s total assets presently consist of cash items and government securities. The Company acknowledges that Section 3(a)(1)(A) speaks in terms of “securities” rather than Investment Securities. Notwithstanding this distinction, all of the Fund’s assets are temporarily held in cash items and government securities to preserve the Company’s capital awaiting deployment, once the Order is granted.

Since the Company presently does not hold itself out as being engaged in primarily, nor does it propose in the future to engage primarily, in the business of investing, reinvesting, or trading in securities, the Company submits that it is no longer an investment company under Section 3(a)(1)(A) of the Act. We note that the Commission previously has granted orders pursuant to Section 8(f) of the Act declaring that an applicant has ceased to be an investment company.3 We also note that the Commission previously has granted orders pursuant to Sections 3(b)(2) and 8(f) to a company that changed the nature of its business so that it was primarily engaged in a business other than investing, reinvesting, owning, holding, or trading securities.4

Applicant is Not a Section 3(a)(1)(C) Investment Company

The Company is no longer an investment company as defined in Section 3(a)(1)(C) of the Act. Section 3(a)(1)(C) of the Act defines an investment company as an issuer which “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire Investment Securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” Section 3(a)(2) provides, in pertinent part, that “[a]s used in this section, ‘investment securities’ includes all securities except (A) Government securities, . . . and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c).”

Section 3(b)(1) of the Act provides that “[n]otwithstanding paragraph (1)(C) of subsection (a), none of the following persons is an investment company within the meaning of this title: (1) Any issuer primarily engaged, directly or through a wholly owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.” Further, Rule 3a-1 under the Act states that “[n]otwithstanding section 3(a)(1)(C) of the Act, an issuer will be deemed not to be an investment company under the Act; Provided, That: (a) No more than 45 percent of the value (as defined in section 2(a)(41) of the Act) of such issuer’s total assets (exclusive of Government securities and cash items) consists of, and no more than 45 percent of such issuer’s net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than: (1) Government securities; (2) Securities issued by employees’ securities companies; (3) Securities issued by majority-owned subsidiaries of the issuer (other than subsidiaries relying on the exclusion from the definition of investment company in section 3(b)(3) or (c)(1) of the Act) which are not investment companies; and (4) Securities issued by companies: (i) Which are controlled primarily by such issuer; (ii) Through which such issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; and (iii) Which are not investment companies; (b) The issuer is not an investment company as defined in section 3(a)(1)(A) or 3(a)(1)(B) of the Act and is not a special situation investment company; and (c) The percentages described in paragraph (a) of this section are determined on an unconsolidated basis, except that the issuer shall consolidate its financial statements with the financial statements of any wholly-owned subsidiaries.”

3 In the Matter of Self Storage Group, Inc., Inv. Co. Act Rel. Nos. 31946 (notice) and 31960 (order) (Jan. 19, 2016); in the Matter of RMR Mortgage Trust, Inv. Co. Act Rel. Nos. 34130 (notice) and 34163 (order) (Jan. 5, 2021).

4 In the Matter of Madison Fund, Inc., Inv. Co. Act Rel. Nos. 13565 (notice) and 13611 (order) (November 1, 1983); n the Matter of Baldwin Securities Corporation, Inv. Co. Act Rel. Nos. 15700 (notice) and 15747 (order) (May 20, 1987).

As of December 11, 2019, through the date hereof, no more than 45 percent of the value (as defined in section 2(a)(41) of the Act) of the Fund’s total assets (exclusive of Government securities and cash items) consisted of, and no more than 45 percent of Fund’s net income after taxes (for the last four fiscal quarters combined) was derived from securities (other than Government securities). Additionally, the Company is not engaged, and is not proposing to engage, in the business of issuing face-amount certificates of the installment type, and has not been engaged in such business and does not have any such certificates outstanding.

Furthermore, New Comstock is not and will not be a special situation investment company. The term “special situation investment company” is not defined in the 1940 Act nor is it defined in any Commission rule under the 1940 Act. Rule 3a-1 refers to the term but does not define “special situation investment company.”5 In the Rule 3a-1 Proposing Release, the Commission noted that a special situation investment company generally is a company that secures control of other companies primarily for the purpose of making a profit in the sale of the controlled companies’ securities.6 The limited number of companies over the last 77 years that have been characterized by the Commission or the Staff as special situation investment companies or have been found in judicial proceedings to fall within the reach of this concept are those that invest in public securities of operating companies and obtain control of them, not to engage in their line of business, but to rehabilitate them with management reforms in order to enhance the selling value of such securities with a view to quick resale.7 Special situation investment companies also follow a policy of shifting from one investment to another because greater profits seem apparent elsewhere.8 The goal is not to operate a business but simply to trade securities for a profit.

Thus, the typical special situation investment company will frequently invest in shares of publicly traded operating companies to facilitate resale of such shares at a quick profit. However, New Comstock will primarily purchase interests of operating companies which are neither listed nor publicly traded and will hold such interests for a substantial period of time prior to any resale thereof, but in any case for at least two years.

5 See, Investment Company Act of 1940; Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking & Currency, 76th Cong., 3d Sess. pt. 1 at 234 (1940) (statement of David Schenker, Chief Counsel, Securities and Exchange Commission). We are aware of a few examples where the Commission considered whether an issuer is a special situation investment company. See e.g., In the Matter of Lehman Bros. Atlas Corp and Radio-Keith-Orpheum Corp., Inv. Co. Act Rel. No. 660 (Jun. 1, 1944) (Atlas’ primary purpose in investing in a special situation was to develop it so that it could be disposed of at a profit, and, after such disposition, to reinvest the capital in another situation where the process could be repeated).

6 See Rule 3a-1 Proposing Release.

7 Bankers Securities Corp. v. SEC, 146 F.2d 88, 91 (3rd Cir. 1944).

8 See In the Matter of Frobisher Limited, 27 SEC 944 (Mar. 30, 1948); In re Northeast Capital Corporation, 37 SEC 715, (Apr. 15, 1957). See also, Citizens Growth Properties, Inv. Co. Act Rel. No. 812-5854, (Nov. 5, 1984) - Application filed pursuant to Section 6(c) of the Act).

New Comstock’s directors, officers or employees will actively provide management and related services to each of New Comstock’s majority-owned subsidiaries. The services will be made under management, employment or agency contracts for a period of at least 2 years. New Comstock proposes to have one or more of its directors, officers or employees participating actively on the board of directors of each majority-owned subsidiary. The continuous ownership of the interests should serve as proof of New Comstock’s long-term ownership of the interests in its majority-owned subsidiaries. In addition, because New Comstock will operate these businesses for a substantial period post acquisition of the interests, it will be actively engaged in such subsidiary’s line of business. New Comstock will undertake to acquire at least majority equity voting interests only in those operating companies to which New Comstock’s management feels it can lend meaningful management and related services. Thus, New Comstock’s management services to, and its ownership of the interests of, its majority-owned subsidiaries will be part of a continuing relation between them, and as a result, New Comstock is not and will not function as a special situation investment company.

Further, the Fund has significant accumulated capital loss carryforwards. Upon the consummation of the transaction contemplated by the Reorganization Proposal, all the assets of the Fund will be transferred to New Comstock, including the accumulated capital loss carryforwards. The management of New Comstock will seek to utilize the loss carryforwards for the benefit of its shareholders. Therefore, the recognition of capital gains that can be offset against the loss carryforwards provides a tax and economic advantage for New Comstock shareholders. Capital gains can be realized by New Comstock under several scenarios, including:

(A)	the sale of wholly-owned subsidiaries;

(B)	the sale of majority-owned subsidiaries;

(C)	the sale of capital assets held directly by New Comstock; and

(D)	in certain circumstances, the sale of capital assets sold by a majority or wholly owned subsidiary of New Comstock.

The management of New Comstock will evaluate all these opportunities when it deploys capital to advance the interests of its shareholders. Particular capital deployment decisions will be made after evaluation of all the appropriate factors at the time the investments are made. Therefore, it is clear that the goal of maximizing the capital loss carryforwards for the benefit of New Comstock shareholders can be furthered in ways other than just selling the equity of the majority or wholly owned subsidiaries.

Accordingly, we urge the Commission to conclude that the Company is no longer an investment company under Section 3(a)(1)(C) of the Act and New Comstock does not qualify as a special situation investment company.

VI.	HARDSHIP FOR CONTINUED COMPLIANCE

Continued compliance with the Act would present an undue hardship to the Applicants. By design, the Act is not intended to regulate operating companies and, as such, contains many proscriptions and limitations with respect to activities normally within the scope of an operating company’s business, operations, and financial viability.

VII.	CONCLUSION

The Company is no longer an investment company by virtue of the fact that Section 3(a)(1)(A) is not applicable to the Company, and, as of December 11, 2019, through the date hereof, the Fund’s holdings of Investment Securities equaled 0% of its total assets, well below the 40% threshold set forth in Section 3(a)(1)(C) of the Act, and none of its income was derived from its holdings of Investment Securities. Further, the Company will continue to manage its assets and income in a manner that causes the Fund to continue to be excluded from the definition of an investment company under the Act. Accordingly, for the reasons set forth above, the Company asserts that it satisfies the standards for an order under Section 8(f) of the Act.

Authority to File this Application

Pursuant to Rule 0-2(c) under the Act, Applicant states that the current board of directors of Applicants, by resolution duly adopted and attached hereto as Exhibit “A”, has authorized certain officers of Applicant to prepare, or cause to be prepared, and to execute and file with the Commission, this Application.

The verification required by Rule 0-2(d) under the Act is attached hereto as Exhibit “B”. All other requirements for the execution and filing of this Application in the name of, and on behalf of, Applicant by the undersigned officer have been complied with and such officer is fully authorized to do so.

Pursuant to Rule 0-2(f) under the Act, Applicant states that its address is One Corporate Center Rye, New York 10580-1422. Applicants further state that all communications or questions concerning this Application or any amendment thereto should be directed to Vadim Avdeychik, Paul Hastings, LLP, 200 Park Avenue New York, NY 10166, phone number 212-318-6054.

It is hereby requested that the Commission issue an Order pursuant to Rule 0-5 under the Act without a hearing being held.

Applicant has caused this Application to be duly signed on its behalf on the date and year set forth below.

Comstock Funds, Inc.

By:	/s/ John C. Ball
John C. Ball
Treasurer

Dated: March 30, 2021

Appendix A

Applicant’s Annual Report for the year ended April 30, 2020, as filed with the Commission on June 30, 2020, can be found at

https://www.sec.gov/Archives/edgar/data/830779/000119312520184051/d932981dncsr.htm

Exhibit A

Registrant’s Financial Statements for the year ended April 30, 2020

Comstock Capital Value Fund

Statement of Net Assets

April 30, 2020

Principal Amount		Market Value
	U.S. GOVERNMENT OBLIGATIONS — 101.3%
$ 4,615,000	U.S. Treasury Bills, 0.120% to 0.641%†, 06/04/20 to 09/17/20	$4,613,933

	TOTAL INVESTMENTS — 101.3%	4,613,933
	Other Assets and Liabilities (Net) — (1.3)%	(60,932)

	NET ASSETS — 100.0%	$4,553,001

Assets:
	Investments, at value (cost $4,612,919)	$4,613,933
	Prepaid expenses	28,807

	Total Assets	4,642,740

Liabilities:
	Payable to custodian	1,984
	Payable for legal and audit fees	52,900
	Payable for shareholder communications expenses	26,237
	Payable for distribution fees	666
	Other accrued expenses	7,952

	Total Liabilities	89,739

	Net Assets (applicable to 1,194,780 shares outstanding)	$4,553,001

	Net Assets Consist of:
	Paid-in capital	$138,516,299
	Total accumulated loss	(133,963,298)

	Net Assets	$4,553,001

	Shares of Capital Stock, each at $0.001 par value; 125,000,000 shares authorized:
	Class AAA:

Net Asset Value and redemption price per share ($245,240 ÷ 64,417 shares outstanding)	$3.81

Class A:
Net Asset Value and redemption price per share ($1,715,358 ÷ 451,771 shares outstanding)	$3.80

Class C:
Net Asset Value per share ($329,865 ÷ 101,844 shares outstanding)	$3.24	(a)

Class I:
Net Asset Value and redemption price per share ($2,262,538 ÷ 576,748 shares outstanding)	$3.92

†	Represents annualized yields at dates of purchase.
(a)	Redemption price varies based on the length of time held.

Statement of Operations

For the Year Ended April 30, 2020

Investment Income:
Interest	$259,779

Total Investment Income	259,779

Expenses:
Investment advisory fees	89,723
Distribution fees - Class AAA	2,447
Distribution fees - Class A	9,321
Distribution fees - Class C	11,612
Legal and audit fees	518,304
Registration expenses	66,349
Dividend expense on securities sold short	47,242
Shareholder communications expenses	34,746
Shareholder services fees	24,908
Directors’ fees	19,250
Custodian fees	5,612
Service fees for securities sold short (See Note 3)	3,964
Interest expense	180
Miscellaneous expenses	15,181

Total Expenses	848,839

Less:
Expenses paid indirectly by Investment Adviser (See Note 4)	(201,155)
Expenses paid indirectly by broker (See Note 7)	(1,230)
Custodian fee credits	(40)

Net Expenses	646,414

Net Investment Loss	(386,635)

Net Realized and Unrealized Gain/(Loss) on Investments, Securities Sold Short, and Futures Contracts:
Net realized loss on investments	(1,275,199)
Net realized loss on securities sold short	(209,388)
Net realized loss on futures contracts	(764,412)

Net realized loss on investments, securities sold short, and futures contracts	(2,248,999)

Net change in unrealized appreciation/depreciation:
on investments	815,117
on securities sold short	(108,241)
on futures contracts	524,019

Net change in unrealized appreciation/ depreciation on investments, securities sold short, and futures contracts	1,230,895

Net Realized and Unrealized Gain/(Loss) on Investments, Securities Sold Short, and Futures Contracts	(1,018,104)

Net Decrease in Net Assets Resulting from Operations	$(1,404,739)

See accompanying notes to financial statements.

Comstock Capital Value Fund

Statement of Changes in Net Assets

	Year Ended April 30, 2020	Year Ended April 30, 2019
Operations:
Net investment loss	$(386,635)	$(190,260)
Net realized loss on investments, securities sold short, and futures contracts	(2,248,999)	(815,604)
Net change in unrealized appreciation/depreciation on investments, securities sold short, and futures contracts	1,230,895	(1,933,954)

Net Decrease in Net Assets Resulting from Operations	(1,404,739)	(2,939,818)

Capital Stock Transactions:
Proceeds from shares sold
Class AAA	187,736	2,145,561
Class A	2,336,493	1,864,561
Class C	372,642	439,359
Class I	7,835,329	8,642,052

	10,732,200	13,091,533

Cost of shares redeemed
Class AAA	(1,335,204)	(1,967,986)
Class A	(6,255,803)	(3,664,288)
Class C	(2,112,450)	(678,808)
Class I	(11,061,339)	(7,949,727)

	(20,764,796)	(14,260,809)

Net Decrease in Net Assets from Capital Stock Transactions	(10,032,596)	(1,169,276)

Redemption Fees	6,337	6,878

Net Decrease in Net Assets	(11,430,998)	(4,102,216)
Net Assets:
Beginning of year	15,983,999	20,086,215

End of year	$4,553,001	$15,983,999

See accompanying notes to financial statements.

Comstock Capital Value Fund

Financial Highlights

Selected data for a share of capital stock outstanding throughout each year:

		Income (Loss) from Investment Operations						Ratios to Average Net Assets/ Supplemental Data
Year Ended April 30	Net Asset Value, Beginning of Year	Net Investment Loss(a)	Net Realized and Unrealized Gain/(Loss) on Investments	Total from Investment Operations	Redemption Fees (a)(b)	Net Asset Value, End of Year	Total Return†	Net Assets End of Year (in 000’s)	Net Investment Loss	Operating Expenses(c)(d)(e)		Portfolio Turnover Rate
Class AAA
2020	$4.31	$(0.15)	$(0.35)	$(0.50)	$0.00	$3.81	(11.60)%	$245	(3.60)%	5.80	%(f)	79%
2019	5.05	(0.05)	(0.69)	(0.74)	0.00	4.31	(14.65)	1,498	(1.02)	3.38		0
2018	5.60	(0.09)	(0.46)	(0.55)	0.00	5.05	(9.82)	1,643	(1.77)	2.98		39
2017	7.49	(0.16)	(1.73)	(1.89)	0.00	5.60	(25.23)	1,867	(2.32)	2.73		196
2016	7.68	(0.21)	0.02	(0.19)	0.00	7.49	(2.47)	8,271	(2.68)	2.91		155
Class A
2020	$4.29	$(0.16)	$(0.33)	$(0.49)	$0.00	$3.80	(11.42)%	$1,715	(3.89)%	6.05	%(f)	79%
2019	5.03	(0.05)	(0.69)	(0.74)	0.00	4.29	(14.71)	6,006	(1.07)	3.38		0
2018	5.59	(0.10)	(0.46)	(0.56)	0.00	5.03	(10.02)	8,938	(1.85)	2.98		39
2017	7.48	(0.15)	(1.74)	(1.89)	0.00	5.59	(25.27)	29,106	(2.31)	2.73		196
2016	7.68	(0.21)	0.01	(0.20)	0.00	7.48	(2.60)	45,903	(2.71)	2.91		155
Class C
2020	$3.69	$(0.14)	$(0.31)	$(0.45)	$0.00	$3.24	(12.20)%	$330	(3.90)%	6.12	%(f)	79%
2019	4.36	(0.07)	(0.60)	(0.67)	0.00	3.69	(15.37)	2,164	(1.81)	4.13		0
2018	4.87	(0.12)	(0.39)	(0.51)	0.00	4.36	(10.47)	2,832	(2.54)	3.73		39
2017	6.57	(0.17)	(1.53)	(1.70)	0.00	4.87	(25.88)	3,994	(3.04)	3.48		196
2016	6.78	(0.24)	0.03	(0.21)	0.00	6.57	(3.10)	6,622	(3.46)	3.66		155
Class I(g)
2020	$4.42	$(0.11)	$(0.39)	$(0.50)	$0.00	$3.92	(11.31)%	$2,263	(2.65)%	4.82	%(f)	79%
2019	5.17	(0.04)	(0.71)	(0.75)	0.00	4.42	(14.51)	6,316	(0.82)	3.13		0
2018	5.72	(0.08)	(0.47)	(0.55)	0.00	5.17	(9.62)	6,673	(1.50)	2.73		39
2017	7.64	(0.13)	(1.79)	(1.92)	0.00	5.72	(25.13)	319	(2.00)	2.48		196
2016	7.80	(0.20)	0.04	(0.16)	0.00	7.64	(2.05)	154	(2.49)	2.66		155
†

Total return represents aggregate total return of a hypothetical $1,000 investment at the beginning of the year and sold at the end of the year including reinvestment of distributions and does not reflect the applicable sales charges.

(a)	Per share amounts have been calculated using the average shares outstanding method.
(b)	Amount represents less than $0.005 per share.
(c)

The Fund received credits from a designated broker who agreed to pay certain Fund expenses. For the years ended April 30, 2020 and 2016, if credits had not been received, the expense ratios would have been 5.81% and 2.92% (Class AAA), 6.06% and 2.92% (Class A), 6.13% and 3.67% (Class C), and 4.83% and 2.67% (Class I). For the years ended April 30, 2019, 2018, and 2017, there was no impact on the expense ratios.

(d)

The Fund incurred interest expense during the years ended April 30, 2020, 2019, 2018, 2017, and 2016. For the years ended April 30, 2018, 2017, and 2016, if interest expense had not been incurred, the ratios of operating expenses to average net assets would have been 2.97%, 2.72%, and 2.90% (Class AAA and Class A), 3.72%, 3.47%, and 3.65% (Class C), and 2.72%, 2.47%, and 2.65% (Class I). For the years ended April 30, 2020 and 2019, the effect of interest expense was minimal.

(e)

The Fund incurred dividend expense and service fees on securities sold short. If these expenses and fees had not been incurred, the ratios of operating expenses to average net assets for the years ended April 30, 2020, 2019, 2018, 2017, and 2016 would have been 5.36%, 2.67%, 2.12%, 1.89%, and 1.88% (Class AAA), 5.64%, 2.67%, 2.12%, 1.89%, and 1.88% (Class A), 5.68%, 3.42%, 2.87%, 2.64%, and 2.63% (Class C), and 4.38%, 2.42%, 1.87%, 1.64%, and 1.63% (Class I).

(f)

The Adviser paid fees indirectly for the Fund related to legal expenses (See Note 4). For the year ended April 30, 2020, if the payment had not been received, the expense ratios would have been 7.48% (Class AAA), 7.73% (Class A), 7.80% (Class C), and 6.50% (Class I).

(g)	Effective May 23, 2016, Class R Shares were renamed Class I Shares.

See accompanying notes to financial statements.

Comstock Capital Value Fund

Notes to Financial Statements

1. Organization. Comstock Capital Value Fund, a series of the Comstock Funds, Inc. (the Company), is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company. The Fund is a diversified portfolio with an investment objective to maximize total return, consisting of capital appreciation and current income.

2. Proposed Reorganization. On November 6, 2019, the Fund’s shareholders approved the following proposals: (1) a change in the nature of the Company’s business to cease to be an investment company under the 1940 Act and de-register as a registered investment company with the SEC; (2) amendment of the charter of the Company to convert all outstanding shares of stock of the Fund into a single new class of common stock; and (3) approval of the Agreement and Plan of Reorganization between the Company, on its own behalf and on behalf of the Fund, and a newly formed Delaware corporation and the transactions contemplated thereby, including, among other things: (a) transfer by the Fund of all of its assets to New Comstock, Inc. (New Comstock) (which has been established solely for the purpose of acquiring those assets and continuing the Fund’s business) in exchange solely for shares in New Comstock and New Comstock’s assumption of all of the Fund’s liabilities, (b) distributing those shares pro rata to the Fund’s shareholders in exchange for their shares of common stock therein and in complete liquidation thereof, and (c) liquidating and dissolving the Fund. Consistent with the foregoing approvals, the Company began to take the necessary actions to change the nature of the Company’s business to cease to be an investment company. Such actions, among others, included converting the Fund’s current holdings into cash and cash equivalents and the filing of an application with the SEC for de-registration as an investment company. Effective as of the close of business on November 6, 2019, the Fund no longer accepted purchases of Fund shares. Existing shareholders of the Fund will be allowed to redeem their shares at net asset value of the Fund until the Company obtains a de-registration order from the SEC. Once the SEC issues the de-registration order, the Company will complete the reorganization into New Comstock.

3. Significant Accounting Policies. As an investment company, the Fund follows the investment company accounting and reporting guidance, which is part of U.S. generally accepted accounting principles (GAAP) that may require the use of management estimates and assumptions in the preparation of its financial statements. Actual results could differ from those estimates. The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements.

New Accounting Pronouncements. To improve the effectiveness of fair value disclosure requirements, the Financial Accounting Standards Board recently issued Accounting Standard Update (ASU) 2018-13, Fair Value Measurement Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13), which adds, removes, and modifies certain aspects relating to fair value disclosure. ASU 2018-13 is effective for interim and annual reporting periods beginning after December 15, 2019; early adoption of the additions relating to ASU 2018-13 is not required, even if early adoption is elected for the removals under ASU 2018-13. Management has early adopted the removals set forth in ASU 2018-13 in these financial statements and has not early adopted the additions set forth in ASU 2018-13.

Security Valuation. Portfolio securities listed or traded on a nationally recognized securities exchange or traded in the U.S. over-the-counter market for which market quotations are readily available are valued at the last quoted sale price or a market’s official closing price as of the close of business on the day the securities are being valued. If there were no sales that day, the security is valued at the average of the closing bid and asked prices or, if there were no asked prices quoted on that day, then the security is valued at the closing bid price on that day.

Comstock Capital Value Fund

Notes to Financial Statements (Continued)

If no bid or asked prices are quoted on such day, the security is valued at the most recently available price or, if the Board of Directors (the Board) so determines, by such other method as the Board shall determine in good faith to reflect its fair market value. Portfolio securities traded on more than one national securities exchange or market are valued according to the broadest and most representative market, as determined by Gabelli Funds, LLC (the Adviser).

Portfolio securities primarily traded on a foreign market are generally valued at the preceding closing values of such securities on the relevant market, but may be fair valued pursuant to procedures established by the Board if market conditions change significantly after the close of the foreign market, but prior to the close of business on the day the securities are being valued. Debt obligations for which market quotations are readily available are valued at the average of the latest bid and asked prices. If there were no asked prices quoted on such day, the security is valued using the closing bid price, unless the Board determines such amount does not reflect the securities’ fair value, in which case these securities will be fair valued as determined by the Board. Certain securities are valued principally using dealer quotations. Futures contracts are valued at the closing settlement price of the exchange or board of trade on which the applicable contract is traded. OTC futures and options on futures for which market quotations are readily available will be valued by quotations received from a pricing service or, if no quotations are available from a pricing service, by quotations obtained from one or more dealers in the instrument in question by the Adviser.

Securities and assets for which market quotations are not readily available are fair valued as determined by the Board. Fair valuation methodologies and procedures may include, but are not limited to: analysis and review of available financial and non-financial information about the company; comparisons with the valuation and changes in valuation of similar securities, including a comparison of foreign securities with the equivalent U.S. dollar value American Depositary Receipt securities at the close of the U.S. exchange; and evaluation of any other information that could be indicative of the value of the security.

The inputs and valuation techniques used to measure fair value of the Fund’s investments are summarized into three levels as described in the hierarchy below:

●	Level 1 — quoted prices in active markets for identical securities;

●	Level 2 — other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.); and

●	Level 3 — significant unobservable inputs (including the Board’s determinations as to the fair value of investments).

Comstock Capital Value Fund

Notes to Financial Statements (Continued)

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input both individually and in the aggregate that is significant to the fair value measurement. The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The summary of the Fund’s investments in securities and other financial instruments by inputs used to value the Fund’s investments as of April 30, 2020 is as follows:

Valuation Inputs*	Investments in Securities (Market Value)

Level 2 - Other Significant Observable Inputs	$4,613,933
*	Portfolio holdings designated in Level 2 are disclosed in the Schedule of Investments. Level 2 consists of U.S. Government Obligations.

There were no Level 3 investments held at April 30, 2020 or 2019.

Additional Information to Evaluate Qualitative Information.

General. The Fund uses recognized industry pricing services – approved by the Board and unaffiliated with the Adviser – to value most of its securities, and uses broker quotes provided by market makers of securities not valued by these and other recognized pricing sources. Several different pricing feeds are received to value domestic equity securities, international equity securities, preferred equity securities, and fixed income securities. The data within these feeds are ultimately sourced from major stock exchanges and trading systems where these securities trade. The prices supplied by external sources are checked by obtaining quotations or actual transaction prices from market participants. If a price obtained from the pricing source is deemed unreliable, prices will be sought from another pricing service or from a broker/dealer that trades that security or similar securities.

Fair Valuation. Fair valued securities may be common or preferred equities, warrants, options, rights, or fixed income obligations. Where appropriate, Level 3 securities are those for which market quotations are not available, such as securities not traded for several days, or for which current bids are not available, or which are restricted as to transfer. When fair valuing a security, factors to consider include recent prices of comparable securities that are publicly traded, reliable prices of securities not publicly traded, the use of valuation models, current analyst reports, valuing the income or cash flow of the issuer, or cost if the preceding factors do not apply. The circumstances of Level 3 securities are frequently monitored to determine if fair valuation measures continue to apply.

The Adviser reports quarterly to the Board the results of the application of fair valuation policies and procedures. These may include backtesting the prices realized in subsequent trades of these fair valued securities to fair values previously recognized.

Derivative Financial Instruments. Derivative contracts were not accounted for as hedging instruments under GAAP. At April 30, 2020, the Fund held no derivative contracts and there were no outstanding collateral balances with brokers.

For the fiscal year ended April 30, 2020, the effect of options purchased with equity risk exposure can be found in the Statement of Operations, under Net Realized and Unrealized Gain/(Loss) on Investments, Securities Sold Short, and Futures Contracts, within Net realized loss on investments and Net change in unrealized appreciation/(depreciation) on investments.

Comstock Capital Value Fund

Notes to Financial Statements (Continued)

Options. The Fund purchased or wrote call or put options on securities or indices for the purpose of increasing the income of the Fund. The Fund’s volume of activity in call and put options purchased during the fiscal year ended April 30, 2020 had an average monthly market value of approximately $29,500 and $417,326, respectively. At April 30, 2020, the Fund held no investments in options.

Futures Contracts. The Fund engaged in futures contracts for the purpose of hedging against changes in the value of its portfolio securities and in the value of securities it intended to purchase. The Fund’s volume of activity in index futures contracts sold during the fiscal year ended April 30, 2020 had a monthly average notional value of approximately $7,535,338. At April 30, 2020, the Fund held no investments in futures.

Securities Sold Short. The Fund engaged in short sale transactions. The Fund recorded a realized gain or loss when a short position was closed out. Dividends on short sales were recorded as an expense by the Fund on the ex-dividend date and interest expense was recorded on the accrual basis. During the fiscal year ended April 30, 2020, the Fund incurred $3,964 in service fees related to its investment positions sold short and held by the broker. This amount is included in the Statement of Operations under Expenses, Service fees for securities sold short. At April 30, 2020, the Fund held no investments in securities sold short.

Investments in Other Investment Companies. The Fund may invest, from time to time, in shares of other investment companies (or entities that would be considered investment companies but are excluded from the definition pursuant to certain exceptions under the 1940 Act) (the Acquired Funds) in accordance with the 1940 Act and related rules. Shareholders in the Fund would bear the pro rata portion of the periodic expenses of the Acquired Funds in addition to the Fund’s expenses. For the fiscal year ended April 30, 2020, the Fund’s pro rata portion of the periodic expenses charged by the Acquired Funds was approximately 4 basis points.

Foreign Securities. The Fund may directly purchase securities of foreign issuers. Investing in securities of foreign issuers involves special risks not typically associated with investing in securities of U.S. issuers. The risks include possible revaluation of currencies, the inability to repatriate funds, less complete financial information about companies, and possible future adverse political and economic developments. Moreover, securities of many foreign issuers and their markets may be less liquid and their prices more volatile than securities of comparable U.S. issuers.

Securities Transactions and Investment Income. Securities transactions are accounted for on the trade date with realized gain/(loss) on investments determined by using the identified cost method. Interest income (including amortization of premium and accretion of discount) is recorded on the accrual basis. Premiums and discounts on debt securities are amortized using the effective yield to maturity method. Dividend income is recorded on the ex-dividend date, except for certain dividends from foreign securities that are recorded as soon after the ex-dividend date as the Fund becomes aware of such dividends.

Determination of Net Asset Value and Calculation of Expenses. Certain administrative expenses are common to, and allocated among, various affiliated funds. Such allocations are made on the basis of each fund’s average net assets or other criteria directly affecting the expenses as determined by the Adviser pursuant to procedures established by the Board.

Comstock Capital Value Fund

Notes to Financial Statements (Continued)

In calculating the NAV per share of each class, investment income, realized and unrealized gains and losses, redemption fees, and expenses other than class specific expenses are allocated daily to each class of shares based upon the proportion of net assets of each class at the beginning of each day. Distribution expenses are borne solely by the class incurring the expense.

Custodian Fee Credits and Interest Expense. When cash balances are maintained in the custody account, the Fund receives credits which are used to offset custodian fees. The gross expenses paid under the custody arrangement are included in custodian fees in the Statement of Operations with the corresponding expense offset, if any, shown as “Custodian fee credits.” When cash balances are overdrawn, the Fund is charged an overdraft fee equal to 2.00% above the federal funds rate on outstanding balances. This amount, if any, would be included in the Statement of Operations.

Distributions to Shareholders. Distributions to shareholders are recorded on the ex-dividend date. Distributions to shareholders are based on income and capital gains as determined in accordance with federal income tax regulations, which may differ from income and capital gains as determined under GAAP. These differences are primarily due to differing treatments of income and gains on various investment securities and foreign currency transactions held by the Fund, and timing differences. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, adjustments are made to the appropriate capital accounts in the period when the differences arise. Permanent differences were primarily due to the current year write-off of net operating loss and capital gain adjustment on sale of partnerships. These reclassifications have no impact on the NAV of the Fund. For the fiscal year ended April 30, 2020, reclassifications were made to decrease paid-in capital by $202,064, with an offsetting adjustment to total accumulated loss.

No distributions were made during the fiscal years ended April 30, 2020 and 2019.

Provision for Income Taxes. The Fund intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the Code). It is the policy of the Fund to comply with the requirements of the Code applicable to regulated investment companies and to distribute substantially all of its net investment company taxable income and net capital gains. Therefore, no provision for federal income taxes is required.

Comstock Capital Value Fund

Notes to Financial Statements (Continued)

As of April 30, 2020, the components of accumulated earnings/losses on a tax basis were as follows:

Accumulated capital loss carryforwards	$(133,316,902)
Net unrealized appreciation	1,014
Qualified late year loss deferral*	(647,410)

Total	$(133,963,298)

*

Under the current law, qualified late year losses realized after December 31 through year end for late year ordinary losses and after October 31 through year end for post-October losses may be elected as occurring on the first day of the following year. For the fiscal year ended April 30, 2020, the Fund elected to defer $225,260, $94,433, and $327,717 of late year ordinary losses, post-October short term capital losses, and post-October long term losses, respectively.

At April 30, 2020, the Fund had net capital loss carryforwards for federal income tax purposes which are available to reduce future required distributions of net capital gains to shareholders. Capital losses that are carried forward will retain their character as either short term or long term capital losses.

Short term capital loss carryforward with no expiration	$74,999,525
Long term capital loss carryforward with no expiration	58,317,377

Total capital loss carryforwards	$133,316,902

The following summarizes the tax cost of investments and the related net unrealized appreciation at April 30, 2020:

	Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Net Unrealized Appreciation
Investments	$4,612,919	$1,014	—	$1,014

The Fund is required to evaluate tax positions taken or expected to be taken in the course of preparing the Fund’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Income tax and related interest and penalties would be recognized by the Fund as tax expense in the Statement of Operations if the tax positions were deemed not to meet the more-likely-than-not threshold. During the fiscal year ended April 30, 2020, the Fund did not incur any income tax, interest, or penalties. As of April 30, 2020, the Adviser has reviewed all open tax years and concluded that there was no impact to the Fund’s net assets or results of operations. The Fund’s federal and state tax returns for the prior three fiscal years remain open, subject to examination. On an ongoing basis, the Adviser will monitor the Fund’s tax positions to determine if adjustments to this conclusion are necessary.

4. Investment Advisory Agreement and Other Transactions. The Fund has entered into an investment advisory agreement (the Advisory Agreement) with the Adviser which provides that the Fund will pay the Adviser a fee, computed daily and paid monthly, at the annual rate of 1.00% of the value of its average daily net assets. In accordance with the Advisory Agreement, the Adviser provides a continuous investment program for the Fund’s portfolio, oversees the administration of all aspects of the Fund’s business and affairs, and pays the compensation of all Officers and Directors of the Fund who are affiliated persons of the Adviser.

The Fund pays each Director who is not considered an affiliated person an annual retainer of $3,000 plus $1,000 for each Board meeting attended. Each Director is reimbursed by the Fund for any out of pocket expenses incurred in attending meetings. All Board committee members receive $500 per meeting attended and the Chairman of the Audit Committee and the Lead Director each receives an annual fee of $1,000. A Director may receive a single meeting fee, allocated among the participating funds, for participation in certain meetings held on behalf of multiple funds. Directors who are directors, trustees, or employees of the Adviser or an affiliated company receive no compensation or expense reimbursement from the Fund.

Comstock Capital Value Fund

Notes to Financial Statements (Continued)

The Adviser has agreed to pay certain expenses related to the Proposed Reorganization, in the amount of $201,155.

5. Distribution Plan. The Fund’s Board has adopted a distribution plan (the Plan) for each class of shares, except for Class I Shares, pursuant to Rule 12b-1 under the 1940 Act. Under the Class AAA, Class A, and Class C Share Plans, payments are authorized to G.distributors, LLC (the Distributor), an affiliate of the Adviser, at annual rates of 0.25%, 0.25%, and 1.00%, respectively, of the average daily net assets of those classes, the annual limitations under each Plan. Such payments are accrued daily and paid monthly.

6. Portfolio Securities. Purchases and sales of securities during the fiscal year ended April 30, 2020, other than short term securities and U.S. Government Obligations, aggregated $651,248 and $2,096,390, respectively.

7. Transactions with Affiliates and Other Arrangements. During the fiscal year ended April 30, 2020, the Distributor retained a total of $668 from investors representing commissions (sales charges and underwriting fees) on sales and redemptions of Fund shares.

During the fiscal year ended April 30, 2020, the Fund received credits from a designated broker who agreed to pay certain Fund operating expenses. The amount of such expenses paid through this directed brokerage arrangement during this period was $1,230.

8. Capital Stock. From May 1 through November 6, 2019, the Fund offered four classes of shares – Class AAA Shares, Class A Shares, Class C Shares, and Class I Shares. Class AAA and Class I Shares are offered without a sales charge. Class A Shares are subject to a maximum front-end sales charge of 5.75%, and Class C Shares are subject to a 1.00% contingent deferred sales charge for one year after purchase.

The Fund imposes a redemption fee of 2.00% on all classes of shares that are redeemed or exchanged on or before the seventh day after the date of a purchase. The redemption fee is deducted from the proceeds otherwise payable to the redeeming shareholders and is retained by the Fund as an increase in paid-in capital. The redemption fees retained by the Fund during the fiscal years ended April 30, 2020 and 2019, if any, can be found in the Statement of Changes in Net Assets under Redemption Fees.

Comstock Capital Value Fund

Notes to Financial Statements (Continued)

Transactions in shares of capital stock were as follows:

	Year Ended April 30, 2020	Year Ended April 30, 2019
Class AAA
Shares sold	43,446	436,960
Shares redeemed	(327,008)	(414,113)

Net increase/(decrease)	(283,562)	22,847

Class A
Shares sold	531,952	393,590
Shares redeemed	(1,479,700)	(769,813)

Net decrease	(947,748)	(376,223)

Class C
Shares sold	101,341	106,741
Shares redeemed	(585,952)	(169,924)

Net decrease	(484,611)	(63,183)

Class I
Shares sold	1,750,794	1,806,063
Shares redeemed	(2,602,389)	(1,667,510)

Net increase/(decrease)	(851,595)	138,553

9. Indemnifications. The Fund enters into contracts that contain a variety of indemnifications. The Fund’s maximum exposure under these arrangements is unknown. However, the Fund has not had prior claims or losses pursuant to these contracts. Management has reviewed the Fund’s existing contracts and expects the risk of loss to be remote.

10. Subsequent Events. On May 28, 2020, Charles L. Minter and Henry G. Van der Eb resigned from the Board. The Fund continues to await the order of de-registration from the SEC. Management has evaluated the impact on the Fund of all other subsequent events occurring through the date the financial statements were issued and has determined that there were no other subsequent events requiring recognition or disclosure in the financial statements.

Index to Exhibits

Exhibit A	Authorization – Board of Directors Resolution as Required by Rule 0-2(c)

Exhibit B	Verification, as Required by Rule 0-2(d)